SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 -------------

                                   FORM 11-K

                                 -------------


[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange
    Act of 1934

    For the Fiscal Year Ended December 31, 2005

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange
    Act of 1934

    For the transition period from _______________ to ______________


Commission File Number: 001-10607
                        ---------


                                  -------------


                   THE REPUBLIC MORTGAGE INSURANCE COMPANY AND
                    AFFILIATED COMPANIES PROFIT SHARING PLAN


                                  -------------


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                            307 NORTH MICHIGAN AVENUE
                             CHICAGO, ILLINOIS 60601

















                                 Total Pages: 13

                                    SIGNATURE
                                    ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.



                        THE REPUBLIC MORTGAGE INSURANCE COMPANY AND
                        AFFILIATED COMPANIES PROFIT SHARING PLAN

                        (Registrant)




                        By: /s/ John E. Gerke
                           -----------------------------------------------------
                           John E. Gerke, Member of the Administration Committee


                        By: /s/ Donna W. Ball
                           -----------------------------------------------------
                           Donna W. Ball, Member of the Administration Committee




Date: June 12, 2006

The Republic Mortgage
Insurance Company and
Affiliated Companies
Profit Sharing Plan
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004
Tax Identification Number: 56-1031043

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Index
December 31, 2005 and 2004
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Registered Public Accounting Firm.....................1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004..................................................2

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005................................................3

Notes to Financial Statements..............................................4-7

Supplemental Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005...........................................................8

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                               /s/ PricewaterhouseCoopers, LLP


Charlotte, NC
June 12, 2006

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004
--------------------------------------------------------------------------------



                                                         2005           2004
Assets
Investments, at fair value
  Insurance company pooled separate accounts
    Domestic equity                                 $ 12,683,291   $ 11,425,741
    Asset allocation                                   2,854,256      2,837,425
    Fixed income                                       1,496,435      1,339,471
    International equity                               2,009,226      1,159,433
    Flexible equity                                    1,608,814      1,533,871
                                                    -------------  -------------
                                                      20,652,022     18,295,941

  Parent company common stock pooled account           7,880,866      6,487,026
  Participant loans                                      971,124      1,097,476
  Insurance company guaranteed interest fund,
   at contract value                                  20,021,266     22,612,408
                                                    -------------  -------------
        Total investments                             49,525,278     48,492,851

Employer contributions receivable                      3,421,417      3,563,142
                                                    -------------  -------------
        Total assets                                  52,946,695     52,055,993

Liabilities
Refund of excess participant contributions                52,437        100,669
                                                    -------------  -------------
        Net assets available for benefits           $ 52,894,258   $ 51,955,324
                                                    =============  =============




   The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005
--------------------------------------------------------------------------------

Additions to net assets attributed to
Investment income
  Net appreciation in fair value of investments                    $  1,216,379
  Interest, guaranteed interest fund                                    913,800
  Dividends and net appreciation, common stock pooled account           752,442
  Interest, participant loans                                            46,270
                                                                   -------------
        Investment income                                             2,928,891
                                                                   -------------
Contributions
  Employer                                                            3,421,417
  Participants                                                          968,735
                                                                   -------------
                                                                      4,390,152
                                                                   -------------
        Total additions                                               7,319,043
                                                                   -------------

Deductions from net assets attributed to
Benefits and withdrawals                                              6,375,949
Administrative expenses                                                   4,159
                                                                   -------------
        Total deductions                                              6,380,108
                                                                   -------------
        Net increase                                                    938,935

Net assets available for benefits
Beginning of year                                                    51,955,324
                                                                   -------------
End of year                                                        $ 52,894,258
                                                                   =============




   The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

1.       Description of Plan

         The following description of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan document for more complete information.

         The Plan is a qualified defined contribution plan covering all employees of Republic Mortgage Insurance Company, RMIC Corporation, and Republic Mortgage Insurance Company of North Carolina (the "Sponsor"). Employees are eligible for coverage at the start of their employment and must elect to enroll in the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Contributions
         The Sponsor makes contributions to the Plan at the discretion of the Sponsor's Board of Directors at a sum determined by the Board without regard to current and accumulated profits for the taxable year, for years ending with or within such Plan year. Participants may contribute up to 25% of their compensation pre-tax and 25% after-tax for a combined maximum of 50% of compensation any Plan year. Contributions are subject to certain limitations as prescribed by the Internal Revenue Service. Excess contributions to be returned to participants based on qualification testing totaled $52,437 and $100,669 for the years ended December 31, 2005 and 2004, respectively.

         Vesting
         Participant account balances provided by Sponsor contributions and related allocated earnings become 40% vested after one year of service. Vesting percentages increase by 10% for each additional year, with full vesting after seven years of service.

         Account balances provided by participant contributions and allocated Plan earnings are always fully vested.

         Participant Accounts
         A separate account balance is maintained for each participant and is credited with participant contributions and allocations of Sponsor contributions, Plan earnings, and forfeitures of terminated participants' nonvested accounts. Allocations of Plan earnings are based on participants' daily account balances. Sponsor contributions and forfeitures of nonvested accounts are allocated based on annual compensation of participants. Unallocated forfeitures totaled $607,445 at December 31, 2005, and of the total, $253,679 will be allocated in 2006.

         Payment of Benefits
         In the event of retirement, disability, or death, accumulated benefits become vested and are distributed to participants or designated beneficiaries by lump-sum payment or through various annuity options.

         In the event of termination of employment, participants have the option of receiving vested accumulated benefits through lump-sum distributions, leaving the vested value of their accounts in the Plan until retirement, or transferring amounts into an individual retirement account.

         Participants may withdraw their voluntary contributions at any time.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

         Participants may elect to take early withdrawals of employer contributions if they have participated in the Plan for at least five years. Such early withdrawals will not result in suspension of allocations of Sponsor contributions.

         Participant Loans
         Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have no more than two loans outstanding at one time. Loans plus interest must be repaid within five years through payroll deductions. These loans bear interest at the prevailing prime rate at the loan inception date. The loans are collateralized by the vested balance in the participant's account.

2.       Summary of Significant Accounting Policies

         General
         The Plan prepares its financial statements under accounting principles generally accepted in the United States of America.

         Investment Valuation and Income Recognition
         The Plan's guaranteed interest account is valued at contract value. Insurance company pooled separate accounts are reported by Massachusetts Mutual Life Insurance Company (the "Trustee") at the fair value of the underlying investments. The parent company common stock pooled account invests solely in the common stock of Old Republic International ("ORI"), the ultimate parent of the Sponsor. The value of the pooled ORI common stock account is based on the underlying quoted market value of the ORI common stock. Participant loans are valued at unpaid principal balance, which approximates fair value. Net appreciation (depreciation) in fair value of investments includes unrealized and realized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Benefits and Withdrawals
         Benefits and withdrawals are recorded when paid. At December 31, 2005 and 2004, there were no significant amounts due but unpaid to participants.

         Income Tax Status
         The Plan obtained its latest determination letter on April 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

         Use of Estimates
         The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

3.       Investments

         The Plan is invested in a group annuity contract with the Trustee. The contract allows for a participant-directed investment program in commingled subaccounts sponsored by the Trustee. Investment options include fixed income, asset allocation, domestic equity, flexible equity, and international equity subaccount options and a guaranteed interest fund. In addition to the investment options offered through the Trustee, participants may also invest in a pooled account that invests solely in common stock of the Sponsor's parent, ORI.


                                                       2005           2004
         Investments at fair value
         Insurance company separate accounts
           Domestic equity subaccounts
             Large Cap Value                     $  3,904,534 *   $  3,330,726 *
             Small Cap Equity                       2,518,187 *      2,657,733 *
             Indexed Equity                         2,672,805 *      2,477,347 *
             Small Cap Growth                       1,244,282        1,006,588
             Mid Cap Value                          1,800,409        1,579,096
             Mid Cap Growth                           103,693                -
             Large Cap Growth                         439,381          404,251
                                                 -------------    -------------
                                                   12,683,291       11,425,741
                                                 -------------    -------------
           Asset allocation subaccounts
             Balanced                               2,854,256 *      2,837,425 *
           Fixed income subaccount
             Bond                                   1,496,435        1,339,471
           Flexible equity subaccount
             Growth and Income                      1,608,814        1,533,871
           International equity subaccount          2,009,226        1,159,433
         ORI common stock pooled account            7,880,866 *      6,487,026 *
                                                 -------------    -------------
                                                 $ 28,532,888     $ 24,782,967
                                                 =============    =============
         Investment at contract value
         Guaranteed Interest Fund                $ 20,021,266 *   $ 22,612,408 *



        *Exceeds 5% of net Plan assets at December 31, 2005 and 2004.

         The net appreciation in fair value of the Plan's insurance company pooled separate accounts for the year ended December 31, 2005, was $1,216,379.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

4.       Guaranteed Interest Fund

         The Plan holds an investment contract with Massachusetts Mutual Life Insurance Company. Massachusetts Mutual Life Insurance Company maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments, charges for Plan withdrawals, and a proportionate share of administrative expense charges by Massachusetts Mutual Life Insurance Company. The contract is included in the financial statements at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses, because it is considered fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contract at December 31, 2005 and 2004 was $20,021,266 and $22,612,408, respectively. The average yield and crediting rates ranged from 4.0% to 4.7% for 2005 and 2004. The crediting rate is adjusted every six months with the issuer, but cannot be less than 3%.

5.       Related Party Transactions

         Certain Plan investments are insurance separate accounts sponsored by Massachusetts Mutual Life Insurance Company. Massachusetts Mutual Life Insurance Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Sponsor on behalf of the Plan for the investment management services amounted to $77,693 for the year ended December 31, 2005.

6.       Plan Termination

         Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

         In the event of Plan termination, participants would become 100% vested in their employer contributions.

7.       Reconciliation to Form 5500

         There are no reconciling items from these financial statements to the Plan's Form 5500 for the year ended December 31, 2005.

                              Supplemental Schedule

Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005                                                     Schedule I
--------------------------------------------------------------------------------

(a)                     (b)                  (c)               (d)       (e)

                                         Description of
                                      Investment Including
    Identity of Issue, Borrower,        Number of Units                Current
      Lessor, or Similar Party        and Rate of Interest    Cost      Value


    Insurance separate accounts
 *  Domestic equity subaccount
      Large Cap Value                            22,577             $ 3,904,534
      Small Cap Equity                            2,562               2,518,187
      Indexed Equity                              8,142               2,672,805
      Small Cap Growth                            7,384               1,244,282
      Mid Cap Value                               8,476               1,800,409
      Mid Cap Growth                                492                 103,693
      Large Cap Growth                            2,860                 439,381
                                                                   -------------
                                                                     12,683,291

 *  Asset allocation subaccount
      Balanced                                   22,133               2,854,256
 *  Fixed income subaccount
      Bond                                        1,289               1,496,435
 *  Flexible equity subaccount
      Growth and Income                          22,795               1,608,814
 *  International Equity Subaccount               7,658               2,009,226
 *  ORI Common Stock Pooled Account             251,005               7,880,866
 *  Guaranteed Interest Fund                    188,209              20,021,266
    Participants loans                    4.0% to 7.25%                 971,124
                                                                   -------------
                                                                   $ 49,525,278
                                                                   =============

Note:  Historical cost not provided by the recordkeeper.
* Indicates an assets which is a party-in-interest to the Plan.